johnnic
holdings

02 AUG -8 AM 10:01

BEST AVAILABLE COPY

Rule 12g3-2(b) File No. 82-5128

2 August 2002

[redacted]

02049134

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America

SUPPL

Dear Sir or Madam

JOHNNIC HOLDINGS LIMITED – RULE 12g3-2(b) FILE NO. 82-5128

The enclosed **Preliminary Results for the Year ended 31 March 2002** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Holdings Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Michael R D Boyns
Company Secretary

Enclosure

13th Floor 28 Harrison Street Johannesburg 2001 P O Box 231 Johannesburg 2000 South Africa Tel: +27 11 373 7111 Fax: +27 11 834 5063
Internet: http://www.johnnic.com e-mail: mail@johnnic.co.za

johnnic
holdings

Preliminary results for the year ended 31 March 2002




15 PAGES OF GET-YOU-GLOWING IDEAS

Revenue

42%

to R15 666,6 million


16000
14000
12000
10000
8000
6000
4000
2000
0
1998 1999 2000 2001 2002

Ebitda

31%

to R3 976,7 million


4000
3500
3000
2500
2000
1500
1000
500
0
1998 1999 2000 2001 2002

Consolidated Income Statement

For the years ended	31 March 2002 Rm	31 March 2001 Rm	% change
Revenue	15 666,6	11 060,3	42
Cost of sales	(7 164,8)	(5 135,6)	
Gross profit	8 501,8	5 924,7	43
Operating expenses - net	(4 525,1)	(2 897,8)	
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	3 976,7	3 026,9	31
Depreciation	(1 194,1)	(793,9)	
Amortisation	(354,4)	(163,2)	
Profit from operations before goodwill amortisation	2 428,2	2 069,8	17
Goodwill amortisation	(525,7)	(321,3)	64
Profit from operations	1 902,5	1 748,5	9
Finance costs	(580,1)	(311,5)	86
Finance income	192,2	166,9	15
Share of profits of associates	199,6	173,6	
Profit before taxation and exceptional items	1 714,2	1 777,5	(4)
Exceptional items	(86,8)	470,5	
Profit before taxation	1 627,4	2 248,0	(28)
Taxation	(970,4)	(639,3)	
Profit after taxation	657,0	1 608,7	(59)
Minority interests	(383,0)	(525,8)	
Attributable earnings	274,0	1 082,9	(75)

	2002 Rm	2001 Rm	% change
Contribution to attributable earnings:			
Continuing operations	471,6	672,5	(30)
Telecommunications	444,2	423,4	5
Entertainment	29,2	(2,1)	1 490
Media	94,9	65,1	46
Digital Media	(22,9)	(22,6)	
Interest and other	(82,2)	104,9	
Continuing operations excluding foreign exchange gains	463,2	568,7	(19)
Foreign exchange gains – net	8,4	103,8	(92)
Discontinuing operations	41,3	10,1	309
South African Breweries plc	1,7	4,9	
Johnnic Properties	16,7	5,2	
The Premier Group Limited	22,9	–	
Basic headline earnings	512,9	682,6	(25)
Goodwill amortisation after minority interests	(158,3)	(88,6)	
Exceptional items after taxation and minority interests	(80,6)	488,9	
Attributable earnings	274,0	1 082,9	(75)

	2002	2001	% change
Basic earnings per ordinary share (cents)			
Headline			
– continuing operations excluding foreign exchange gains	283	350	(19)
– continuing operations including foreign exchange gains	288	414	(30)
– discontinuing operations	25	6	317
Total headline	313	420	(25)
Attributable	167	667	(75)
Dividend per ordinary share (cents)			
– final	–	95	
Dividend cover on basic headline earnings (times)	–	4,4	
Number of ordinary shares in issue:			
– weighted average ('000)	163 702	162 414	
– at year end ('000)	164 285	162 620	

Summarised Consolidated Balance Sheet

As at	31 March 2002 Rm	31 March 2001 Rm
ASSETS		
Non-current assets	23 959,4	19 675,7
Property, plant and equipment	8 952,2	6 232,1
Investment properties	0,2	–
Goodwill	9 523,8	8 656,5
Intangible assets	3 777,5	2 901,7
Marketable properties	–	0,3
Investments		
– listed	469,9	435,3
– unlisted	659,7	624,1
Loans	393,9	736,9
Deferred taxation	138,4	88,8
Non-current prepaid taxation	43,8	–
Current assets	5 553,3	4 065,2
Bank balances, deposits and cash	1 473,8	951,7
Listed equities	65,1	325,9
Other current assets	4 014,4	2 787,6
Total assets	29 512,7	23 740,9
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' interest	5 348,4	4 668,8
Minority interests	11 353,4	9 110,9
Total equity	16 701,8	13 779,7
Non-current liabilities	6 470,0	4 982,9
Long term liabilities	5 442,1	4 179,4
Provision for post-retirement medical costs	108,0	96,1
Deferred taxation	919,9	707,4
Current liabilities	6 340,9	4 978,3
Non-interest bearing liabilities	4 796,7	3 776,7
Interest bearing liabilities	1 544,2	1 201,6
Total equity and liabilities	29 512,7	23 740,9
Net asset value per ordinary share (rand)		
– book value	32,56	28,71
– based on market value or directors' valuation of underlying investments	57,97	85,79

Summarised Consolidated Cash Flow Statement

For the years ended	31 March 2002 Rm	31 March 2001 Rm
Cash inflows from operating activities	3 253,4	3 178,8
Cash outflows from investing activities	(4 006,7)	(6 750,2)
Cash inflows from financing activities	553,0	2 918,9
Net decrease in cash and cash equivalents	(200,3)	(652,5)
Cash and cash equivalents at beginning of year	321,7	985,3
Foreign entities translation adjustment	118,7	(11,1)
Cash and cash equivalents at end of year	240,1	321,7

Summarised Group Statement of Changes in Equity

For the years ended	31 March 2002 Rm	31 March 2001 Rm
Balance at 1 April as reported	4 607,5	3 548,9
Change in accounting policies in respect of		
– dividends	77,2	–
– depreciation	(15,9)	(11,8)
Restated balance at 1 April	4 668,8	3 537,1
Adjustment on changes in composition of group	(45,4)	–
Attributable earnings	274,0	1 082,9
Dividends	(83,4)	–
Share capital issued at a premium less share issue expenses	1,1	11,3
Movement on unrealised gains arising on revaluation of equities held as current assets	(126,0)	33,1
Exchange differences arising on translation of foreign entities	215,2	44,1
Goodwill and variation of interests	445,0	(32,7)
Other	(0,9)	(7,0)
Ordinary shareholders' interest	5 348,4	4 668,8

Segmental Analysis

For the years ended	31 March 2002 Rm	31 March 2001 Rm	% change
BUSINESS GROUPING			
Revenue			
Continuing operations	15 501,9	10 927,9	42
Telecommunications	12 432,0	8 337,3	49
Entertainment	1 871,2	1 539,7	22
Media	1 065,5	947,0	13
Digital Media	95,3	51,7	84
Other	37,9	52,2	
Discontinuing operations			
Johnnic Properties and other	164,7	132,4	24
Total	15 666,6	11 060,3	42
Ebitda			
Continuing operations	3 949,1	3 003,3	31
Telecommunications	3 764,8	2 791,5	35
Entertainment	97,5	53,8	81
Media	119,6	72,1	66
Digital Media	(18,9)	(24,4)	23
Other	(13,9)	110,3	
Discontinuing operations			
Johnnic Properties and other	27,6	23,6	17
Total	3 976,7	3 026,9	31
GEOGRAPHIC			
Revenue			
South Africa	12 548,1	10 195,2	23
Rest of Africa	2 349,3	377,1	523
Other overseas operations	769,2	488,0	58
	15 666,6	11 060,3	42
Ebitda			
South Africa	3 488,8	2 907,2	20
Rest of Africa	439,4	107,8	308
Other overseas operations	48,5	11,9	308
	3 976,7	3 026,9	31

Notes

1. **Basis of accounting**
These consolidated condensed annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2001, except for revised accounting statements that were implemented in the current year, being the recognition of dividends when paid and depreciation of properties previously classified as investment properties. The prior year figures have been restated to comply with revised accounting policies.
As disclosed in the M-Cell interim results announcement for the six months ended 30 September 2001, the group, in accordance with paragraph 22 of Statement of GAAP AC112 – Changes in Foreign Exchange Differences, capitalised R50,0 million, arising out of the translation of foreign currency loans obtained to acquire certain licences. However, subsequent to the publication of the interim results for the six months ended 30 September 2001, it has been determined that paragraph 22 was intended to cater for situations where a country experiences a significant economic crisis resulting in measures such as a debt stand-still.
In view of the fact that the aforementioned situation does not apply to the circumstances under consideration within the M-Cell Group, it has been decided not to adopt this alternative treatment in the annual financial statements for the year ended 31 March 2002. In line with the decision of the directors to continue, as in prior years, to classify Mobile Telephone Networks International Limited as a foreign entity, as opposed to a foreign operation, the R50,0 million previously included in the carrying value of intangible assets has been taken directly to non-distributable reserves (i.e. foreign currency translation reserve).

2. **Earnings per ordinary share**
The calculation of basic headline earnings per ordinary share is based on attributable earnings before goodwill amortisation and exceptional items of R512,9 million (2001: R682,6 million) and a weighted average of 163 701 873 (2001: 162 413 868) ordinary shares in issue.
The calculation of attributable earnings per share is based on attributable earnings of R274,0 million (2001: R1 082,9 million) and a weighted average of 163 701 873 (2001: 162 413 868) ordinary shares in issue. No fully diluted earnings per ordinary share have been disclosed as the potential dilution is not material.

3. **Comparatives**
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

4. **Preliminary results**
These year end results have been reviewed by our auditors Deloitte & Touche, who have performed their review in accordance with South African Statements of Generally Accepted Auditing Standards issued by the South African Institute of Chartered Accountants. The auditors review report will be available for inspection at the company's registered office.

5. **Listings requirements**
This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

6. **Corporate governance**
The Board of Directors affirms its commitment to the principles of good corporate governance and has endorsed the Code of Corporate Practices and Conduct as issued by the King Committee in 1994. It has further taken cognisance of the recommendations of the King Report on Corporate Governance for South Africa 2002 released in March 2002.

As at	31 March 2002 Rm	31 March 2001 Rm
7. Interest bearing debt		
Long term liabilities	5 442,1	4 179,4
Current liabilities	1 544,2	1 201,6
– call borrowings	1 233,7	630,0
– short term borrowings	310,5	571,6
Total	6 986,3	5 381,0
8. Capital expenditure incurred	3 725,1	2 398,1
9. Contingent liabilities and commitments		
Guarantees	267,5	630,9
Contingent liabilities	59,5	134,0
Operating leases		
– within one year	271,6	258,3
– more than one year	1 529,0	1 624,2
Total	1 800,6	1 882,5
Commitments for capital expenditure		
– contracted	878,3	268,1
– approved but not contracted	5 844,2	2 000,2
Total	6 722,5	2 268,3
The capital expenditure will be funded from future cash flows and borrowings.		
10. Investments		
Listed investments at market value	477,7	830,4
Unlisted investments at directors' valuation	780,1	942,3
11. Equities held as current assets		
MIH Limited	65,0	217,1
South African Breweries plc	0,1	85,6
The Premier Group Limited	–	22,9
Beverage and Consumer Industry Holdings Limited	–	0,3
Total	65,1	325,9
12. Cash and cash equivalents		
Bank balances, deposits and cash	1 473,8	951,7
Call borrowings	(1 233,7)	(630,0)
	240,1	321,7

OVERVIEW

The transformation of Johnnic Holdings Limited ("Johnnic") into a focused telecommunications, media and entertainment group was completed in this financial year with the unbundling of M-Cell Limited ("M-Cell") shares out of Johnnic Communications Limited ("Johncom"), resulting in the separate listing of the group's media and entertainment interests, as well as the disposal of the rump of the non-core assets.

Johnnic is now substantially a pure holding company, comprising interests in telecommunications – 36,5% direct shareholding in M-Cell (and 1% through Johncom); media and entertainment – 62,5% shareholding in Johncom; and casino and exhibitions – 80% of Durban Add-Ventures Limited ("Durban Add-Ventures") and 100% of Gallagher Estate Holdings Limited ("Gallagher Estate").

Johnnic concluded a voting pool agreement with Transnet Limited ("Transnet"), a shareholder in M-Cell owning a 24% interest, in terms of which Johnnic retains control over M-Cell and pools its shares with those of Transnet in material matters relating to the affairs of M-Cell. As a result of this voting pool, Johnnic continues to consolidate the results of M-Cell.

The non-core asset disposal program realised R329,8 million from the sale of Johnnic's remaining interest in South African Breweries plc ("SAB plc") for R97,7 million, properties which included Steenberg Vineyards and Atlantic Beach Golf Estate for R165,0 million, a portion of MIH Limited ("MIH") shares for R44,2 million and the receipt of the final liquidation dividend of The Premier Group Limited of R22,9 million.

Subsequent to year end, Johnnic's remaining interest in MIH was disposed of completely, as well as its investment in Sedgebrooke Investment (Proprietary) Limited ("Sedgebrooke") through the unwinding of the M-Cell special purpose vehicles ("SPVs").

With the holding company debt reduced to R434,5 million at the year end and under R150,0 million subsequent to year end from R725,0 million at 30 September 2001, Johnnic now boasts a stronger and streamlined balance sheet.

RESULTS

The group recorded a healthy improvement in revenues and earnings before interest, taxation, depreciation and amortisation ("Ebitda") of 42% and 31% respectively to R15 666,6 million (2001: R11 060,3 million) and R3 976,7 million (2001: R3 026,9 million). This follows strong growth in revenues from both the telecommunications and the media and entertainment businesses.

Headline earnings, however, declined from last year to R512,9 million (2001: R682,6 million) as a result of once-off foreign exchange gains of R103,8 million earned last year on MIH offshore cash proceeds as well as interest income of over R100,0 million earned on R3,0 billion cash holding the group had prior to subscribing to the Johncom rights offer last year.

Although profit from operations before goodwill amortisation increased 17% on last year to R2 428,2 million (2001: R2 069,8 million), the 64% increase in goodwill amortisation to R525,7 million (2001: R321,3 million), 86% increase in finance costs to R580,1 million (2001: R311,5 million) arising mainly out of the funding of M-Cell's operations in Nigeria, as well as the absence of major disposal profits that were reflected in exceptional items last year of R470,5 million, resulted in attributable earnings declining from R1 082,9 million last year to R274,0 million. In addition, M-Cell provided conservatively for taxes resulting from their foreign operations resulting in an effective tax rate of 60% (2001: 28%).

Exceptional items comprise mainly profits on disposal of SAB plc of R63,0 million reduced by a devaluation charge of Gallagher Estate amounting to R80,4 million and an impairment charge for investments in the Magic Company, Learning Channel and MIH totalling R74,3 million.

DIVISIONAL REVIEW

Telecommunications

M-Cell recorded exceptional revenue growth of 49% to R12 432,0 million with Ebitda 35% higher at R3 764,8 million. Although MTN South Africa (comprising Mobile Telephone Networks (Proprietary) Limited and M-Tel (Proprietary) Limited) remained the main contributor, accounting for 80% of group revenue, the start-up operation MTN Nigeria Communications Limited ("MTN Nigeria"), launched in August 2001, contributed an impressive 11% to M-Cell group revenue at R1 316,5 million.

Headline earnings per share ("HEPS") fell 4% to 71,3 cents, impacted primarily by the start-up losses, increased interest expense and additional tax provisions relating to the Nigerian and other foreign investments.

Key acquisitions made during the year included:

- A 60% stake in Citec (Proprietary) Limited (a tier one Internet Service Provider, subsequently renamed MTN Network Solutions (Proprietary) Limited);
- An additional 2% stake in MTN Uganda Limited, raising the holding to 52%; and
- A 36% stake in Leaf Wireless (Proprietary) Limited (a technology and content partner in MTNICE).

MTN Holdings currently has operations in five African countries outside of South Africa and, with 4,8 million (2001: 3,5 million) subscribers overall, is regarded as one of the leading Africa-wide cellular operators. A strategic decision to focus on subscriber value rather than volume allowed MTN South Africa to overcome the margin impact of prevailing depressed economic conditions and the entrance of South Africa's third mobile operators; as well as the pressure on operating costs arising from the sharp depreciation in the Rand. This strategy yielded 12% growth in the post-paid subscriber base to 852 000 subscribers and an increase in average revenue per user ("ARPU") from this sector to R561 per month. The capable prepaid subscriber base increased by 23% to 3,025 million subscribers, although ARPU in this sector reduced year on year to R105 per month, in line with expectations.

Although still in an infancy stage, data services contributed a total of R312,0 million to revenue. Over 99% of the South African network has been upgraded to support General Packet Radio Service ("GRPS").

MTN International ("MTNI") increased its active subscriber base by 209% to 895 695 (2001: 289 825). MTNI's contribution to group revenue grew to 19% in the current year at R2 349,3 million, from 5% in the previous year.

Entertainment

The Entertainment division was challenged during the review period by an increasingly competitive trading environment, aggravated by the events of 11 September 2001 and subsequent devaluation of the Rand. Despite the resulting decline in consumer spending and upward pressure on costs, the division achieved an 81% increase in Ebitda to R97,5 million.

Good product releases buoyed the performance of NuMetro, leading to growth in cinema attendance and DVD sell-through. Revenues from Filmed Entertainment rose by 26% yielding Ebitda growth of 221%.

The ongoing shrinkage of the global music industry resulted in Johncom's music interests continuing to perform below expectations. A group-wide programme to divest of non-core interests continued, with the sale of VCR/Trutone and Music For Pleasure in March 2002. Other interests have been rationalised via the relocation of several divisions into Johncom's Entertainment Services division.

The Book division once again performed strongly, with book retailers Exclusive Books and Hammicks Bookshops increasing their market share and rolling-out four and two new stores respectively. Both chains recorded excellent revenue and Ebitda growth, the latter rising 39% and 31% respectively.

Associate companies, Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport"), continue to perform moderately well, despite extremely challenging economic and media environments characterised by a worldwide decline in advertising spend, fragmentation of the market and increased competition.

Media

Johnnic Publishing - embracing newspaper, magazine, book and map publishing - performed well, reflecting the benefits of the consolidation process that has focused the group in these four areas. Revenue rose 13%, yielding an Ebitda increase of 66% on the prior comparable period. Headline earnings grew 101%.

Newspapers remain the single largest contributor to revenue, with The Sunday Times holding its status as the group's flagship title with a weekly circulation of more than 500 000 copies. Sowetan Sunday World continues to grow circulation levels, with current copy sales reaching 140 000.

The decline in magazine profitability worldwide prompted the consolidation of the management operations. A simultaneous restructuring has focused the activities of the magazine business on four areas, namely consumer, business-to-business ("B2B"), medical and custom publishing. Books and maps publishing continue to hold their own, with good growth opportunities emerging in Africa.

Associate business CTP Holdings Limited ("CTP") generated turnover growth of 9%, reflecting the benefits of restructuring and divestment from non-core operations.

Digital Media

Revenue produced by the Digital Media division of R95,3 million was 84% higher than the prior year, with Ebitda losses of R18,9 million a 23% improvement and headline losses marginally better at R36,6 million (2001: R36,9 million).

This stronger performance is attributable in the main to the division redefining its focus on the B2B market and learning sectors. This was achieved through the launch of Johnnic Learning (a specialist business providing multimedia education content, teaching materials and interactive learning tools); the acquisition of a stake in education television producers Clear & Effect Media; and the sale of JeV's shareholdings in loss-making consumer Internet operations, TicketWeb and Ananzi.

NON-CORE ASSETS

Gallagher Estate

In the face of depressed spending on exhibitions, Gallagher Estate continued to perform satisfactorily. Among other events, the venue hosted Telecom Africa and secured the South African Retail Chemist Dealers Association ("SARCDA") exhibition formerly held at NASREC. Despite posting a 4% decline in turnover to R37,9 million(2001: R39,5 million), the business applied strong cost containment measures to achieve a 3% increase in Ebitda to R10,4 million, recording profits for the third consecutive year. The property on which Gallagher Estate is situated, was revalued from R250,4 million to R170,0 million. This resulted in a write-down of the property of R80,4 million.

Johnnic Properties ("JohnProp")

In keeping with Johnnic's stated strategy, properties in the JohnProp portfolio continued to be sold during the review period. Key transactions included the sale of Atlantic Beach, Steenberg Vineyards, Matumi and the majority of the remaining Dainfern sites, realising total proceeds of R165,0 million, including small rental income.

Subsequent to year end, an offer for JohnProp's interest in The Glen was accepted.

[illegible] Ventures

During the review period, Johnnic reached a settlement with Tsogo Sun KwaZulu-Natal (Proprietary) Limited and the KwaZulu-Natal Gambling Board with regards to the casino development in Durban. A joint venture licence application, in which Johnnic and its partners own 40% of the development, has been finalised. Funding for the development has been put in place with major financial institutions and construction of the casino has commenced. In terms of the funding arrangements, Johnnic is not expected to contribute any cash for the first four years of the development. However the group will provide an equity guarantee to the extent of R240,0 million for its portion of the equity. Negotiations are underway for Johnnic to dispose of a portion of its stake in the joint venture to Sego Investments (Proprietary) Limited. The casino is expected to begin operations in the 2002/3 financial year.

PROSPECTS

With the completion of the initial restructuring of the group, Johnnic is now essentially a pure holding company with interests in telecommunications, media and entertainment.

The group's interest in the casino and exhibition business may be realised in the near term when value can be realised.

The group is expected to benefit from the continuing growth in the telecommunications business, although profits in the short term may be reduced by losses in startup operations such as Nigeria.

It is forecast that earnings per share should resume its growth trend in the forthcoming year, assuming a continued strong performance by MTN Nigeria.

In May 2002 the Government of South Africa issued the Invitation to Apply ("ITA") for a 51% interest in the Second Network Operator ("SNO"). The group is currently evaluating a response to the ITA.

The restructured Entertainment division is well placed to secure good growth in the year ahead, driven by the prospect of new releases in the group's Filmed Entertainment business and growing demand in book retailing.

The Publishing division is also well poised to further perpetuate its growth in market share and continue its dominance of niche markets.

Having substantially completed its investment in developmental operations, the Digital Media division is now focused on the growth areas of on-line business services and learning and is on track to contribute positively.

The board will continue to explore further opportunities to unlock value for shareholders.

POST BALANCE SHEET EVENTS

The following events occurred subsequent to year end:

- Johnnic disposed of its remaining 1 555 125 shares in MIH for a total consideration of R65,0 million.
- The SPVs created 3 years ago to fund black empowerment groups that bought shares in M-Cell were unwound. The total proceeds received, including proceeds on the realisation of the investment in Sedgebrooke, amounted to R220,5 million. The contingent liability, valued at R400,0 million at balance sheet date was eliminated.

MANAGEMENT CHANGES

The group announced the following management changes:

- Phuthuma Nhleko was appointed Chief Executive Officer of M-Cell with effect from 1 July 2002, replacing Paul Edwards who had occupied the position on a short-term basis.
- The Chairman of Johnnic, Cyril Ramaphosa, was appointed Chairman of M-Cell with effect from 1 July 2002.

SHAREHOLDER MATTERS

The share settlement of Johnnic was transferred to Share Transactions Totally Electronic ("STRATE") on 5 November 2001. The move to STRATE will ensure Johnnic's participation in a sophisticated settlement process in line with international best practices. Shareholders requiring further information in this regard should contact Georgeson Shareholder Communications, the company's information agent service provider, on 0800 117 472 or +27 11 775 3433 if calling from outside South Africa.

The National Empowerment Consortium, who has been the controlling shareholder of Johnnic since 1996, has extended its funding and voting pool arrangement for a further 2 years with effect from November 2001.

DIVIDEND

Johnnic's businesses operate in high growth sectors. The group has adopted a dividend policy that will allow the businesses to retain and reinvest the bulk of the cash generated to fund future growth. A long term target dividend cover ratio of between five to six times headline earnings has been adopted.

As a result of the increased funding requirement for M-Cell's expansion into Africa, M-Cell has resolved to utilise retained earnings to reduce borrowings and the directors have therefore decided not to declare any dividends in the current year.

Because subsidiaries M-Cell and Johncom have not declared a dividend for the review period, the Johnnic board of directors has resolved not to declare a dividend for the year ended 31 March 2002.

For and on behalf of the board

M C Ramaphosa
Chairman

J R D Modise
Chief Operating Officer

25 June 2002

Telecommunications Division

M-CELL

MTN hello the future

M-TEL

Orbicom

airborn wired & wireless

Entertainment Division

Gallo Music Group

Route 66 Productions (Pty) Limited

CDT

Hammicks BOOKSHOPS

NU METRO

EXCLUSIVE BOOKS

Entertainment Logistics Services

Media Division

ELLE

NEW HOLLAND

Financial Mail

THE HERALD

STRUIK

BUSINESSDAY NEWS WORTH KNOWING

MapStudio

Sunday Times

Daily Dispatch

Digital Media

johnnic eVENTURES

I-Net Bridge

johnnic learning



johnnic holdings

Johnnic Holdings Limited
Incorporated in the Republic of South Africa.
Registration Number: 1889/000429/06
Share code: JNC
ISIN: ZAE 000024352

Directors: M C Ramaphosa (Chairman), J R D Modise (Chief Operating Officer), C B Brayshaw, P E Burton, I Charnley, P Edwards*, P M Jenkins, S W Moutloatse, P F Nhleko, T R A Oliphant, M E Ramano.

Alternate directors: Z N A Cindi, R K Jackson, C M Moni, I P Smith, T H Zuma.

Company secretary: M R D Boyns*
*British

Head office and registered office: 28 Harrison Street, Johannesburg, 2001. P O Box 231, Johannesburg, 2000.

Transfer secretaries: Computershare Investor Services Limited, 1st Floor, Edura House, 41 Fox Street, Johannesburg, 2001.

London registrars: Capita IRG plc, Balfour House, 390–398 High Road, Ilford, Essex IG1 1NQ, England.

American depositary receipt ("ADR") program: Cusip number 478058100 ADR to ordinary share 1:1.

Depositary: The Bank of New York, 101 Barclay Street, New York NY 10286.

These results may be viewed on the Internet at http://www.johnnic.com

E-mail: investor_relations@johnnic.co.za

16419 | Citigate

Rule 12g3-2(b) File No. 82-5184

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002


future of
entertainment
& media
BLADE II
ALI
Sunday Times

johnnic
communications

JOHNNIC COMMUNICATIONS LIMITED
Incorporated in the Republic of South Africa
Registration Number 1889/000352/06
("Johncom")
Share code: JCM ISIN code: ZAE 000024584
4 Biermann Avenue • Rosebank • 2196 • Johannesburg
P O Box 1746 • Saxonwold • 2132 • Gauteng

CONTINUING OPERATIONS

19%
to R3 032,0 million

Revenue
(Rm)



99%
to R191,6 million

Ebitda
(Rm)



1 900%
to 140 cents per share

Basic headline earnings per share
(Cents)



COMMENTARY

OVERVIEW

In the first quarter of the 2001/2002 financial year the Company unbundled substantially all of its interest in M-Cell Limited (M-Cell) creating a focused Media and Entertainment group. Shareholders received 530 M-Cell shares for every 100 Johncom shares held, totalling 552 million M-Cell shares with a value of R9,3 billion as a distribution in specie.

The financial results of Johncom for the twelve months ended 31 March 2002, are therefore not comparable with the prior financial year as a result of Johncom's unbundling of 34.1% of its shareholding in M-Cell, at the end of the first quarter of the current financial period. In accordance with South African Statements of Generally Accepted Accounting Practice, the results of M-Cell have been included for the three months prior to the effective date of the unbundling of 9 July 2001.

Johncom has recorded strong growth in revenue and Ebitda in all three of the continuing business units of:

- Johnnic Entertainment – comprising the group's interests in filmed entertainment, music and book retailing;
- Johnnic Publishing – representing the group's major interests in newspaper publishing, magazines, books and maps; and
- Digital Media – comprising the group's electronic media interests.

The group also holds interests in a number of associate companies, namely:

- Electronic Media Network Limited;
- SuperSport International Holdings Limited; and
- CTP Holdings Limited;

which also recorded substantial increases in earnings on the prior year.

Pro forma results have been prepared on consistent accounting policies, assuming the unbundling was effected on 31 March 2001.

These results also exclude the profit included under exceptional items of R2 520,9 million comprising of the surplus that arose on the revaluation of M-Cell shares to market value on unbundling.

The commentary on results and business unit performance, that follows, is largely for the continuing businesses.

RESULTS

Revenue from continuing operations increased by 19% to R3 032,0 million (2001: R2 538,4 million) while Ebitda from the same businesses rose by 99% to R191,6 million (2001: R96,4 million).

The increase in revenue comes from rate increases and also a growth in volumes and market shares. The increase of margins across the activities and reduced overhead costs have contributed to the Ebitda increase significantly exceeding the revenue increase.

Exceptional items, excluding the unbundling surplus referred to above, comprise largely of a profit realised on the sale of 2 million M-Cell shares, amounting to R11,9 million offset by the write-down of the investment in Magic Company R10,0 million and intellectual capital write-down of R11,5 million.

The benefit of the substantially reduced level of head office debt following the rights offer in August 2000 is reflected in the decline in finance costs to R44,2 million in respect of continuing operations. The ongoing disposal of M-Cell shares, retained on the unbundling to eliminate debt, will further assist in reducing borrowings in the coming year. Basic headline earnings from continuing operations totalled R145,8 million, while that from discontinuing operations totalled R96,8 million. Basic headline earnings per share from continuing operations increased to 140 cents (2001: 7 cents).

Attributable earnings per share grew to 2 608 cents (2001: 306 cents), primarily reflecting the impact of the surplus on the revaluation of the M-Cell shares.

ENTERTAINMENT

Johnnic Entertainment was challenged during the review period by an increasingly competitive trading environment, aggravated by the events of 11 September 2001 and the decline in the value of the Rand. In the face of the resulting decline in consumer spending and upward pressure on costs, the division nevertheless achieved an 81% increase in Ebitda to R97,5 million.

Significant contributors to this success were the restructuring of the division into four segments, namely Filmed Entertainment, Music, Book Retailing and Entertainment Services (a dedicated division supplying group services); and a very strong end-of-year season, which turned the divisions fortunes around in the second half of the year.

• FILMED ENTERTAINMENT

Revenue grew 26% to R500,7 million with a corresponding growth in Ebitda of 221% to R31,1 million.

Nu Metro

Good product releases buoyed the performance of Nu Metro, leading to growth in cinema attendances and DVD sell-through. Revenues rose by 25% yielding an Ebitda growth of 112%.

The acquisition of Imax Theatres from Nedbank in November 2001 further increased the number of cinema seats across the country and differentiated the group's filmed entertainment offering from the opposition. Nu Metro Home Entertainment acquired the remaining 65% of PA Gallo and Company in April 2001, bringing the prestigious Paramount Video/DVD and GTV licenses to the group. Gallo Images, the images business of PA Gallo and Company, was sold subsequently to that company's founding shareholders.

Route 66

The continuing decline in demand for high-end wildlife television programming worldwide prevented Route 66 from generating meaningful revenue from this segment of the market, resulting in an Ebitda loss of R6.4 million. The company launched an ambitious project to raise money for wildlife conservation early in 2002, which is gathering momentum and which is expected to yield results in the course of the current year.

• MUSIC

The Gallo Group of Companies

A drop-off in the global music industry, saw a further decline in units for the South African music industry. Against this backdrop, Gallo Music Group was pleased to benefit from a 12.2% increase in local music sales during the 2001 calendar year. The Gallo Record Company (GRC) and Publishing businesses benefited most from the trend, growing market share of local music by 2.8% to 24.3%.

Following the rationalisation of the group, several divisions of Gallo were relocated to Entertainment Services division. These include CDT (Compact Disc Technologies), ELS (Entertainment Logistics Services - previously Gallo Warehouse and Distribution) and VCR/Trutone. A 28.5% interest in CDT was disposed of. The group-wide programme to divest of non-core interests continued with the sale of VCR/Trutone and the conclusion of an agreement subject to Competition Board approval, for the disposal of Music For Pleasure (MFP).

• BOOK RETAILING

The book division once again performed strongly, with both Exclusive Books and Hammicks Bookshops trading well. Exclusive Books opened four new stores during the review period, bringing the total number of stores to 30, while driving revenues up by 23.4% and lifting Ebitda by 39.2%. Three new Hammicks stores were opened, while a further two were relocated, yielding 9.2% growth in revenue and 31.2% growth in Ebitda.

Associate : Electronic Media Network Limited (M-Net) (26,09% interest)

M-Net continued to perform well, despite a challenging economic and media environment characterised by a worldwide decline in advertising spend. Revenues from subscriptions and advertising rose 6.7% to R1,29 billion. Strong management focus on cost reductions and the restructuring of operations to ensure optimum efficiencies contributed to a headline earnings growth of 21%.

The M-Net subscriber base has remained stable with sales growth in other African countries outside of South Africa. More than 1,3 million households in 45 countries on the African continent and adjacent islands currently subscribe to the pay-television service.

Associate : SuperSport International Holdings Limited (SuperSport) (26,09% interest)

Revenue reported by SuperSport for the year amounted to R839 million, up 19% on last year with a 3% growth in headline earnings. The severe decline in the value of the Rand has had a major impact on the cost for rights to international sporting events secured by SuperSport. This however, was curtailed through rigorous cost control and hedging against foreign exchange fluctuations.

SuperSport is dedicated to broadcasting coverage of more than 70 sporting codes to an estimated 1,2 million households across Africa and the adjacent islands. SuperSport Zone, an interactive and informative channel was launched during the year as a new pan-African sports channel.

MEDIA

Johnnic Publishing produced strong results for the year, reflecting the benefits of the consolidation process that has focused the group in four areas, namely: newspaper publishing, magazine publishing, book publishing and maps. Revenue rose 13%, yielding an Ebitda increase of 66% and growth of 101% at headline earnings level compared to the prior year.

• NEWSPAPER AND MAGAZINE PUBLISHING

Newspapers remained the single largest contributor to revenue, producing 65% of group revenue. The Sunday Times maintained its strong position in the market, with a circulation in excess of 500 000 copies, retaining its status as the largest circulating paper in an increasingly crowded Sunday market. The launch of a subscriber-only sports magazine, with the aim of building loyalty and adding reader value, will be followed with other subscriber-only products. Higher print costs have been countered by various measures including a focus on below-the-line advertising.

Extremely tough market conditions in terms of both advertising revenue and circulation sales posed serious challenges to BDFM Publishers. The company offset the negative impact arising from rising costs by implementing a voluntary severance package option for staff during 2001. 25 members of staff elected to accept the option offered, yielding a considerable saving to the company in the ensuing years.

Sowetan Sunday World continues to perform well, with circulation figures up from 88 143 in the prior year to 137 493 by year-end.

The drastic decline in advertising spend in magazine titles worldwide impacted on the South African market. In response, the four magazine operations within Johnnic Publishing have been consolidated under a single management structure, with measurable cost-savings being realised. The business has also been restructured to reflect four focused areas of business, namely consumer, business-to-business (B2B), medical and custom publishing.

• BOOKS AND MAPS PUBLISHING

Book publishing enjoyed good growth in Africa, stimulated by an excellent sales performance from Struik Christian Books in particular. On the international front, the year under review marked the first full financial year with the group's international book publishing businesses consolidated into a single operating division. Currency depreciation accompanied by strong performance produced excellent results from all three companies abroad.

A complete re-branding of its products to ensure consistency with international standards, strengthened the performance of map publishers Map Studio. The company also completed the first stage in converting its digital database to Arcview, the international standard; and launched MAPIT, a venture designed to exploit the Map Studio database in the digital and application market. Early success has already been achieved in the tracking market. Lovell Johns and Map Studio have secured the right to publish a National Geographic branded range of African products, which will be launched to the market in March 2003.

Book distributor, Booksite Africa, recorded an outstanding performance for the year, boosted by a three-year distribution agreement to distribute Penguin Books in South Africa. The agreement has made Booksite Africa the biggest distributor of trade books, with a 55% share of the South African market. Other clients include Random House, Pan Macmillan, and Quartet Sales and Marketing.

Associate: CTP Holdings Limited ("CTP") (44,2% interest)

CTP reported turnover growth of 9.2% to R2,548 million for the year ended 31 December 2001. The year-end of CTP is not co-terminous with Johncom. The most recent six month results of CTP show a 13,6% increase in revenue and a 6% improvement in headline earnings to 31 December 2001. The CTP group has taken a strategic decision to invest further into niche packaging markets, for which additional premises and plant have been acquired. It is anticipated that the new investment will yield reasonable margins over time.

DIGITAL MEDIA

The Digital Media division, comprising various electronic media interests held mostly through Johnnic e-Ventures (JeV), performed strongly. Revenue grew 84% to R95,3 million, leading to a reduced Ebitda loss of R18,9 million, an improvement of 23% on the prior year. Losses at headline earnings were marginally better at R36,6 million (2001: R36,9 million), with the second half of the year 23% better than the first half, confirming that the division is on track to yield positive Ebitda results in the year ahead.

The division has withdrawn from the consumer market through the sale of TicketWeb and Aranzi and by year-end, was fully focused on the B2B and learning sectors, both of which are showing strong growth around the world.

I-Net Bridge, the largest component of the division, performed well despite torrid conditions in the financial markets and the collapse of Bridge, the international data company which held 25% of the local I-Net Bridge. Replacement international news and data feeds have been sourced from Moneyline Telerate and Dow Jones, and I-Net Bridge was able to improve its performance over the year.

Still in the B2B arena, JeV entered into the provision of Internet connectivity to the corporate marketplace through the acquisition of 40% of Tier One ISP Citec while sister company M-Cell acquired the remaining 60%.

Johnnic Learning, which was launched as a division of JeV during the reporting period, comprises eDegree (55,1%) and Learning Channel Campus (56,4%). Subsequent to year-end a 61% interest was acquired in leading education television producers Clear & Effect Media.

PROSPECTS

The restructured Entertainment division is well placed to secure growth in the year ahead, driven by the prospect of new releases in the group's Filmed Entertainment business and growing demand in book retailing.

The Publishing division is well poised to further consolidate on the growth in market share and continue its dominance of niche markets.

Having substantially completed its investment in developmental operations, the Digital Media division is now focused on the growth areas of business services and learning and is on track to contribute positively.

STRATE

The share settlement of Johncom was transferred to Share Transaction Totally Electronic (STRATE) on 5 November 2001. The move to STRATE will ensure Johncom's participation in a sophisticated settlement process in line with international best practices.

Shareholders requiring further information in this regard should contact STRATE on (011) 520-7700.

MANAGEMENT CHANGES

Paul Edwards vacated his portfolio as chairman on 1 August 2001 to take up the position of chief executive for the M-Cell group; and was succeeded by Mashudu Ramano.

Subsequent to year-end Prakash Desai, formerly Group Finance and Operations Director of Johnnic Publishing, was appointed as Group Financial Director – Johnnic Communications Limited.

DIVIDEND

In view of the recent distribution in specie of R9,3 billion and the current levels of debt in the group, the directors have resolved not to declare a dividend for the year ended 31 March 2002. The unbundling of the major asset of the company has required that the dividend policy for the focused Entertainment and Media group be revisited. A dividend policy for the re-focused group will be finalised in the new financial year.

Mashudu E Ramano
Chairman
19 June 2002

Prakash C Desai
Group Financial Director

DIRECTORS: M E Ramano, (Chairman), P C Desai', N Jacobsohn', P M Jenkins', J

These results may be viewed on the Internet at: **http://www**

Pro Forma Results Excluding the Telecommunications Division

Consolidated Income Statement	31 March 2002 Rm	31 March 2001 Rm	% change
Revenue	3 032,0	2 538,4	19
Ebitda	191,6	96,4	99
Depreciation and amortisation (including goodwill amortisation)	(132,1)	(114,2)	(16)
Profit (loss) from operations	59,5	(17,8)	434
Net finance costs	(44,2)	(81,6)	46
Share of profits of associates	205,1	174,2	18
Profit before taxation and exceptional items	220,4	74,8	195
Exceptional items	(8,1)	(45,5)	
Profit before taxation	212,3	29,3	
Taxation	(70,2)	(56,0)	
Profit after taxation	142,1	(26,7)	
Minority interests	(13,3)	(13,9)	
Attributable earnings (loss)	128,8	(40,6)	

Consolidated Income Statement

	31 March 2002 Rm	31 March 2001 Rm
Revenue	5 475,4	10 875,7
Cost of sales	(2 837,7)	(5 034,3)
Gross profit	2 637,7	5 841,4
Operating expenses - net	(1 683,1)	(2 953,5)
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	954,6	2 887,9
Depreciation	(320,8)	(782,9)
Amortisation	(61,8)	(163,2)
Profit from operations before goodwill amortisation	572,0	1 941,8
Goodwill amortisation	(137,9)	(352,9)
Profit from operations	434,1	1 588,9
Finance costs	(142,7)	(368,2)
Finance income	25,6	103,6
Share of profits of associates	204,8	173,6
Profit before taxation and exceptional items	521,8	1 497,9
Exceptional items	2 512,8	(45,4)
Profit before taxation	3 034,6	1 452,5
Taxation	(224,0)	(641,4)
Profit after taxation	2 810,6	811,1
Minority interests	(93,0)	(524,2)
Attributable earnings	2 717,6	286,9

CONTRIBUTION TO ATTRIBUTABLE EARNINGS:	31 March 2002 Rm	31 March 2001 Rm	% change
Continuing operations			
Basic headline earnings	145,8	6,9	2 013
Entertainment	46,7	12,7	268
Media	151,9	107,7	41
Interest and corporate head office costs	(16,2)	(76,6)	79
Headline earnings from continuing operations (excluding developmental losses)	182,4	43,8	316
Digital Media	(36,6)	(36,9)	1
Unbundled operations			
Basic headline earnings	96,8	417,3	(77)
Telecommunications	96,8	417,3	(77)
Total basic headline earnings	242,6	424,2	(43)
Goodwill amortisation after minority interests	(42,9)	(94,7)	55
Exceptional items after taxation and minority interests	2 517,9	(42,6)	6 011
Attributable earnings	2 717,6	286,9	847
Basic earnings per ordinary share (cents)			
Headline	233	452	(48)
Headline (excluding developmental losses)	268	492	(46)
Attributable	2 608	306	752
Continuing operations Basic earnings per ordinary share (cents)			
Headline	140	7	1 900
Headline (excluding developmental losses)	175	47	272
Number of ordinary shares in issue:			
weighted average ('000)	104 189	93 768	
at period end ('000)	104 189	104 189	

Summarised Consolidated Balance Sheet

As at	31 March 2002 Rm	31 March 2001 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	407,9	5 880,2
Goodwill	64,3	9 515,7
Intangible assets	45,2	2 901,7
Investments and loans	955,9	1 154,9
Deferred taxation	96,2	88,8
	1 569,5	19 541,3
Current assets	1 576,5	3 347,8
Bank balances, deposits and cash	243,8	912,4
Listed equity	349,2	-
Other current assets	983,5	2 435,4
Total assets	3 146,0	22 889,1
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' interest	1 600,6	4 690,3
Minority interests	27,6	9 629,4
Total equity	1 628,2	14 319,7
Non-current liabilities	132,2	4 858,2
Long term liabilities	22,5	4 054,7
Provision for post-retirement medical costs	108,0	96,1
Deferred taxation	1,7	707,4
Current liabilities	1 385,6	3 711,2
Non-interest bearing liabilities	763,1	2 852,0
Interest bearing liabilities	622,5	859,2
Total equity and liabilities	3 146,0	22 889,1
Net asset value per ordinary share (rand)		
- book value	15,4	45,0
- based on directors' valuation of underlying investments	22,7	125,3

Notes

1. **Basis of accounting**
These consolidated condensed annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2001, except for revised accounting statements that were implemented in the current year, being the recognition of dividends when paid and the depreciation of properties previously classified as investment properties. The prior year figures have been restated to comply with revised accounting policies.
2. **Comparatives**
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.
3. **Earnings per ordinary share**
The calculation of basic headline earnings per share is based on attributable earnings before goodwill amortisation and exceptional items, of R242,6 million (2001: R424,2 million) and a weighted average of 104 189 314 (2001: 93 767 495) ordinary shares in issue. No fully diluted earnings per ordinary share have been disclosed as the potential dilution is not material.
4. **Preliminary results**
These year-end results have been reviewed by our auditors, Deloitte & Touche, who have performed their review in accordance with South African Statements of Generally Accepted Auditing Standards, issued by the South African Institute of Chartered Accountants. A copy of their unqualified review report is available for inspection at the registered office of the company.
5. **Listings requirements**
This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.
6. **Corporate governance**
The Board affirms its commitment to the principles of good corporate governance, details of which will be included in the annual financial statements.

	31 March 2002 Rm	31 March 2001 Rm
7. Interest bearing debt		
Long term liabilities	22,5	4 054,7
Current liabilities	622,5	859,2
- call borrowings	459,4	265,0
- short term borrowings	163,1	594,2
Total	645,0	4 913,9
8. Capital expenditure incurred	365,8	2 390,0
9. Contingent liabilities and commitments		
Guarantees	49,4	174,3
Contingent liabilities	59,5	134,0
Operating leases	1 075,7	1 882,2
- within one year	102,7	258,1
- more than one year	973,0	1 624,1
Commitments for capital expenditure		
- contracted	2,3	264,8
- approved but not contracted	51,9	1 999,4
Total	54,2	2 264,2
The capital expenditure will be funded from future cash flows and borrowings.		
10. Investments		
Listed investments at market value	519,8	504,4
Unlisted investments at directors' valuation	570,9	710,1
11. Listed equity		
Investment in M-Cell Limited	349,2	-
12. Cash and cash equivalents		
Bank balances, deposits and cash	243,8	912,4
Call borrowings	(459,4)	(265,0)
	(215,6)	647,4

Summarised Consolidated Cash Flow Statement

	31 March 2002 Rm	31 March 2001 Rm
Cash inflows from operating activities	604,4	2 820,0
Cash outflows from investing activities	(1 126,3)	(7 474,1)
Cash (outflows) inflows from financing activities	(275,9)	6 207,0
Net (decrease) increase in cash and cash equivalents	(797,8)	1 552,9
Cash and cash equivalents at beginning of year	647,4	(889,9)
Foreign entities translation adjustment	(65,2)	(15,6)
Cash and cash equivalents at end of year	(215,6)	647,4

Summarised Group Statement of Changes in Equity

	31 March 2002 Rm	31 March 2001 Rm
Balance at 1 April	4 690,3	672,4
Attributable earnings	2 717,6	286,9
Distribution in specie	(9 277,0)	-
Share election reserve	-	(38,8)
Share capital issued at a premium less share issue expenses	-	3 835,8
Variation of interests	(40,6)	(59,9)
Goodwill written back on M-Cell unbundling	3 335,5	-
Exchange differences arising on translation of overseas operations	25,8	-
Movement on revaluation reserve arising on revaluation of listed equity	150,6	-
Other	(1,6)	(6,1)
Ordinary shareholders' interest	1 600,6	4 690,3

Segmental Analysis

	31 March 2002 Rm	31 March 2001 Rm	% change
BUSINESS GROUPING			
Revenue			
Continuing operations			
Entertainment	1 871,2	1 539,7	22
Filmed entertainment	500,7	397,7	26
Music	170,6	154,5	10
Book retailing	1 100,9	883,2	25
Entertainment services	99,0	104,3	(5)
Media	1 065,5	947,0	13
Newspaper/magazine publishing	807,2	742,4	9
Book/maps publishing	258,3	204,6	26
Digital Media	95,3	51,7	84
	3 032,0	2 538,4	19
Unbundled operations			
Telecommunications	2 443,4	8 337,3	(71)
	5 475,4	10 875,7	(50)
Ebitda			
Continuing operations			
Entertainment	97,5	53,8	81
Filmed entertainment	31,1	9,7	221
Music	18,5	24,5	(24)
Book retail	33,1	20,1	65
Entertainment services	14,8	(0,5)	3 060
Media	119,6	72,1	66
Newspaper/magazine publishing	84,5	62,9	34
Book/maps publishing	35,1	9,2	282
Digital Media	(18,9)	(24,4)	23
Corporate head office	(6,6)	(5,1)	(29)
	191,6	96,4	99
Unbundled operations			
Telecommunications	763,0	2 791,5	(73)
	954,6	2 887,9	(67)
GEOGRAPHIC			
Revenue			
Continuing operations	3 032,0	2 538,4	19
South Africa	2 262,8	2 050,4	10
Other overseas operations	769,2	488,0	58
Unbundled operations	2 443,4	8 337,3	(71)
South Africa	2 283,4	7 960,2	(71)
Rest of Africa	160,0	377,1	(58)
	5 475,4	10 875,7	(50)
Ebitda			
Continuing operations	191,6	96,4	99
South Africa	143,1	84,5	69
Other overseas operations	48,5	11,9	308
Unbundled operations	763,0	2 791,5	(73)
South Africa	723,8	2 683,7	(73)
Rest of Africa	39,2	107,8	(64)
	954,6	2 887,9	(67)

R D Modise, A C G Moloi*, L Moreke, M A Mosiuoa, D A Simpson. * Executive Directors. COMPANY SECRETARY: J R Matisonn.
.johnnic.com E-mail: matisonnj@jpl.co.za

johnnic
holdings

Rule 12g3-2(b) File No. 82-5184

2 August 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America

Dear Sir or Madam

JOHNNIC COMMUNICATIONS LIMITED – RULE 12g3-2(b) FILE NO. 82-5184

The enclosed **Preliminary Results for the Year ended 31 March 2002** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Communications Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Michael R D Boyns
Company Secretary

Enclosure

13th Floor 28 Harrison Street Johannesburg 2001 P O Box 231 Johannesburg 2000 South Africa Tel: +27 11 373 7111 Fax: +27 11 834 5063
Internet: http://www.johnnic.com e-mail: mail@johnnic.co.za